UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5F, Building 363

No. 1555 of West Jinshajiang Road

Shanghai, China, 201803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Nasdaq Deficiency Notices

On December 16, 2025 and December 17, 2025, Xiao-I Corporation (the “Company”) received written notices from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with (i) the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) and (ii) the minimum market value of publicly held shares requirement under Nasdaq Listing Rule 5450(b)(3)(C). The notices had no immediate effect on the listing or trading of the Company’s American Depositary Shares on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c), the Company has been provided separate 180-calendar-day compliance periods to regain compliance with each listing requirement. The Company issued a press release announcing receipt of the Nasdaq notices, which is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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